EXHIBIT 99.21

Central Gold–Trust

Friday May 6, 2005

Central Gold-Trust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$)) today released selected financial information in U.S. $  relating to results of operations for the three months ended March 31, 2005.

CENTRAL GOLD-TRUST
STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	March 31, 2005	December 31, 2004

Net assets:
Gold at market	$ 52,542,742	$ 53,833,266
Interest-bearing cash deposits	1,861,755	2,013,699
Prepaid expenses & other	9,622	1,436

	54,414,119	55,848,401
Accrued liabilities	(42,586)	(89,940)

Net assets representing Unitholders' equity	$ 54,371,533	$ 55,758,461

Represented by:
Capital: 3,277,500 (2004: 3,277,500)	$ 48,200,337	$ 48,200,337
units issued and outstanding
Retained earnings (inclusive of
unrealized (depreciation) appreciation of investments)	6,171,196	7,558,124

	$ 54,371,533	$ 55,758,461

Net asset value per Unit	$ 16.59	$ 17.01

Net asset value per Unit
expressed in Canadian dollars	$ 20.07	$ 20.48

Exchange rate: US $1.00=Cdn.	$ 1.2096	$ 1.2036

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $1,386,928 to $54,371,533 during the three months ended March 31, 2005. The decrease in net assets was primarily attributable to the decrease in the price of gold at March 31, 2005. The decrease in net assets described above was nominally affected by the loss excluding unrealized depreciation of investments during the quarter.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3 Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196 Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLD–TRUST
STATEMENT OF INCOME
(expressed in U.S. dollars)

	Three months ended March 31
	2005	2004

Income (Loss):
Interest	$ 9,610	5,983
Unrealized appreciation (depreciation)
of investments	(1,295,456)	632,571

	(1,285,846)	638,554

Expenses:
Administration fees	$ 43,739	29,331
Professional fees	15,303	11,682
Unitholder information	14,571	15,244
Safekeeping, insurance & bank charges	12,497	8,405
Trustee fees and expenses	11,386	11,250
Registrar and transfer agent fees	2,976	3,218
Miscellaneous	—	10
Foreign currency exchange (gain) loss	610	18

Total operating expenses	101,082	79,158

Net income (loss)
(inclusive of unrealized
appreciation (depreciation) of investments)	$(1,386,928)	559,396

Net income (loss) per unit:
(inclusive of unrealized
appreciation (depreciation) of investments)	$ (0.42)	0.24

The net loss for the quarter ended March 31, 2005 amounted to $1,386,928 ($0.42 per unit) compared to net income of $559,396 ($0.24 per unit) for the same period in 2004 after deducting operating costs of $101,082 (2004;$79,158). Virtually all of the net income (loss) for the period is represented by unrealized appreciation (depreciation) of investments which, although not distributable, is included in income as stipulated by CICA Accounting Guideline 18.

Operating expenses as a percentage of the average of the month-end net assets were 0.19% for the three months ended compared to 0.22% for the same three-month period in 2004.

The unitholders at the Second Annual Meeting held on May 5, 2005 appointed Messrs. J. Embry, B. Felske, D. Heagle, I. McAvity, R. Sale, P. Spicer and S. Spicer as Trustees for the ensuing year. The firm of Ernst & Young LLP were appointed as auditors.

Central Gold-Trust operates as a self-governing limited purpose trust which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices. At March 31, 2005, the units of Central Gold-Trust were 96.6% invested in unencumbered, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO; Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).